77D Policies with respect to security investments

On December 29, 2006, the section under the heading "THE FUND; PRINCIPAL INVESTMENT STRATEGIES" was amended and revised in its entirety as follows:

The Fund invests mainly in the common stocks of small companies that the Fund's investment advisor believes are undervalued. Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of companies that have market capitalizations similar in size to those companies in the Russell 2000 Index. As of November 30, 2006, that index included companies with capitalizations between approximately $200 thousand and $2.985 billion. All market capitalizations are determined at the time of purchase. The Fund invests primarily in the common stock of U.S. issuers, but may invest up to 20% of its total assets in foreign equity securities.

Beginning January 2, 2007, Mr. Alfred F. Alley will be serving as a co-manager of the Fund. Mr. Alley is a member of the Systematic Research Team. The Fund anticipates that the portion of the Fund's assets managed by Mr. Alley will increase over time and eventually represent a substantial minority of the Fund's assets. Mr. Alley will employ a disciplined quantitative approach when evaluating the investment potential of companies suitable for the Fund. The quantitative process evaluates each security in terms of factors believed to drive long-term returns. The factors incorporate financial and other information about a company or security in order to judge its relative investment potential along valuation, catalyst, and quality metrics. Portfolio holdings are evaluated on a on-going basis. Mr. Alley will use the output of the quantitative process and rigorous portfolio construction methodologies to determine final stock selections for the Fund. Mr. Alley may sell securities experiencing a decline in the quantitative ratings or for other reasons.

Messrs. Peter Larson, Richard G. D'Auteuil and Allyn Seymour, current managers of the Fund, will continue to manage the remainder of the Fund's assets: In selecting portfolio securities for the Fund, Messrs. Larson, D'Auteuil and Seymour look at the underlying strength of companies, their products, their competitive positions and the quality of their management. They also perform research to attempt to identify companies likely to benefit from emerging industry trends and potential market recoveries. A portfolio security may be sold if it is determined that it is no longer undervalued or if there has been a deterioration in the performance of the security or in the financial condition of the issuer.

At times, the advisor may determine that adverse market conditions make it desirable to suspend temporarily the Fund's normal investment activities. During such times, the Fund may, but is not required to, invest in cash or high-quality, short-term debt securities, without limit. Taking a temporary defensive position may prevent the Fund from achieving its investment goal.

In seeking to achieve its investment goal, the Fund may invest in various types of securities and engage in various investment techniques which are not the principal focus of the Fund and, therefore, are not described in this prospectus. These types of securities and investment practices are identified and discussed in the Fund's Statement of Additional Information, which you may obtain free of charge (see back cover). Approval by the Fund's shareholders is not required to modify or change the Fund's investment goal or investment strategies. As part of its investment strategy, the Fund may buy and sell securities frequently. Such trading usually increases portfolio turnover rates, which usually increases the chance that the Fund will pay investors short-term capital gains (which are taxable at higher rates than long-term capital gains). Such trading may also result in higher brokerage commissions and other transaction costs and additional tax liability, which could reduce the Fund's returns.


77E Legal Proceedings

On February 9, 2005, Columbia Management Advisors, Inc. (which has since merged into Banc of America Capital Management, LLC (now named Columbia Management Advisors, LLC)) ("Columbia") and Columbia Funds Distributor, Inc.
(which has been renamed Columbia Management Distributors, Inc.) (the "Distributor") (collectively, the "Columbia Group") entered into an Assurance of Discontinuance with the New York Attorney General ("NYAG") (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the Securities and Exchange Commission ("SEC") (the "SEC Order") on matters relating to mutual fund trading. The SEC Order and the NYAG Settlement are referred to collectively as the "Settlements".

Under the terms of the SEC Order, the Columbia Group agreed, among other things, to: pay $70 million in disgorgement and $70 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to review the Columbia Group's applicable supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (see below). The Columbia Funds have also voluntarily undertaken to implement certain governance measures designed to maintain the independence of their boards of trustees. The NYAG Settlement also, among other things, requires
Columbia and its affiliates to reduce management fees for certain
Columbia Funds (including the former Nations Funds) and other mutual funds collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

Pursuant to the procedures set forth in the SEC Order, the $140 million in settlement amounts described above will be distributed in accordance with a distribution plan that was developed by an independent distribution consultant and approved by the SEC on April 6, 2007.

A copy of the SEC Order is available on the SEC website at http://www.sec.gov. A copy of the NYAG Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005.

In connection with the events described above, various parties have filed suit against certain funds, the Trustees of the Columbia Funds, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America and its affiliated entities.

On February 20, 2004, the Judicial Panel on Multidistrict Litigation transferred these cases and cases against other mutual fund companies based on similar allegations to the United States District Court in Maryland for consolidated or coordinated pretrial proceedings (the "MDL"). Subsequently, additional related cases were transferred to the MDL. On September 29, 2004, the plaintiffs in the MDL filed amended and consolidated complaints. One of these amended complaints is a putative class action that includes claims under the federal securities laws and state common law, and that names Columbia, the Distributor, the Trustees of the Columbia Funds, Bank of America Corporation and others as defendants. Another of the amended complaints is a derivative action purportedly on behalf of the Columbia Funds that asserts claims under federal securities laws and state common law.

On February 25, 2005, Columbia and other defendants filed motions to dismiss the claims in the pending cases. On March 1, 2006, for reasons stated in the court's memoranda dated November 3, 2005, the U.S. District Court for the District of Maryland granted in part and denied in part the defendants' motions to dismiss. The court dismissed all of the class action claims pending against the Columbia Funds Trusts. As to Columbia and the Distributor, the claims under the Securities Act of 1933, the claims under Sections 34(b) and 36(a) of the Investment Company Act of 1940 ("ICA") and the state law claims were dismissed. The claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and claims under Section 36(b) of the ICA were not dismissed.

On March 21, 2005, a purported class action was filed in Massachusetts state court alleging that certain conduct, including market timing, entitled Class B shareholders in certain Columbia funds to an exemption from contingent deferred sales charges upon early redemption ("the CDSC Lawsuit"). The CDSC Lawsuit was removed to federal court in Massachusetts and the federal Judicial Panel transferred the CDSC Lawsuit to the MDL.

On April 4, 2006, the plaintiffs and the Columbia defendants named in the MDL, including the Columbia Funds, entered into a term sheet containing the principal terms of a stipulation of settlement that would settle all Columbia-related claims in the MDL described above, including the CDSC Lawsuit. On April 6, 2006, the U.S. District Court for the District of Maryland stayed all actions with respect to these Columbia-related claims. The settlement is subject to court approval.

In 2004, the Columbia Funds' adviser and distributor and certain affiliated entities and individuals were named as defendants in certain purported shareholder class and derivative actions making claims, including claims under the Investment Company and the Investment Advisers Acts of 1940 and state law. Certain Columbia Funds were named as nominal defendants. The suits allege, inter alia, that the fees and expenses paid by the funds are excessive and that the advisers and their affiliates inappropriately used fund assets to distribute the funds and for other improper purposes. On March 2, 2005, the actions were consolidated in the Massachusetts federal court as In re Columbia
Entities Litigation. The plaintiffs filed a consolidated amended complaint on June 9, 2005. On November 30, 2005, the judge dismissed all claims by plaintiffs and entered final judgment in favor of the defendants. The plaintiffs appealed to the United States Court of Appeals for the First Circuit on December 30, 2005. A stipulation and settlement agreement dated January 19, 2007 was filed in the First Circuit on February 14, 2007, with a joint stipulation of dismissal and motion for remand to obtain district court approval of the settlement. That joint motion was granted and the appeal was dismissed. On March 6, 2007, the case was remanded to the District Court. On May 11, 2007, the District Court entered a preliminary approval order which granted preliminary approval of the settlement. A final settlement hearing, at which the District Court will determine whether the proposed settlement should be finally approved and the action dismissed on the merits with prejudice, is scheduled for September 18, 2007. The terms of the settlement, if finally approved, will require payments by the funds' adviser and/or its affiliates, including payment of plaintiffs' attorneys' fees and notice to class members. In the event that the settlement is not finally approved, the plaintiffs may elect to go forward with their appeal and no opinion is expressed regarding the likely outcome or financial impact of such an appeal on any fund.